Aquaron Acquisition Corp.

April 11, 2025

Via Edgar

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Attention:	Isabel Rivera
Benjamin Holt

Re:	Aquaron Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 10, 2025
File No. 001-41470

Ladies and Gentlemen:

This letter is in response to the letter dated April 11, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Aquaron Acquisition Corp. (the “Company,” “we,” or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Revised Preliminary Proxy Statement on Schedule 14A filed April 10, 2025

Risk Factors

Our securities were suspended from trading and delisted from Nasdaq on March 7, 2025 …,

1.

We acknowledge your revised disclosure in response to prior comment 1. Please further revise to address the closing condition regarding your listing on Nasdaq and whether you expect to seek a waiver or amendment of the closing condition. More specifically, we note that Section 8.3(i) of the merger agreement states: “SPAC shall remain listed on Nasdaq and … [a]s of the Closing Date, SPAC shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied.” However, we also note that you received a determination letter from Nasdaq and your securities were delisted from Nasdaq, and you state that you do not believe it is possible for Aquaron to be able to regain compliance with the continued listing requirements of Nasdaq or otherwise get listed on Nasdaq again prior to the Closing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Amended Preliminary Proxy Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Sally Yin, Esq., of Hunter Taubman Fischer & Li LLC, at 929-226-4130.

Very truly yours,

/s/ Yi Zhou
Name:	Yi Zhou
Title:	Chief Executive Officer

Cc: Sally Yin, Esq.

Hunter Taubman Fischer & Li LLC